SUBSCRIPTION AGREEMENT
BETWEEN DENALI STRUCTURED RETURN STRATEGY FUND (THE "FUND") AND THE INVESTOR

LETTER OF INVESTMENT INTENT

To the Board of Trustees of Denali Structured Return Strategy Fund:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser represents that he is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended; and further represents that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: January 8, 2024

Name: G. Brad Ball

By: /s/ G. Brad Ball